Contact

www.linkedin.com/in/toorajhelmi
(LinkedIn)

Top Skills

Software Development
WPF
Agile Methodologies

Languages

English (Native or Bilingual)

Certifications

Blue Ocean Strategy
Microsoft Professional Program Certificate in Data Science
Big Data Analyst
IBM Blockchain Foundation Developer
Architecting Microsoft Azure Solutions

Tooraj Helmi

CEO@Apsy | MBA/PhD@USC | We use AI to build elegant and affordable apps
Los Angeles, California, United States

Summary

I am a technology executive, an entrepreneur, and an academic.

I have extensive experience in leading large hybrid engineering teams, setting and managing budget, and managing delivery and quality of the products.

I have a lot of startup experience and have successfully launched products. I am also a YCombinator alumni (winter batch of 2016). I have built the engineering team and products at several startups.

In the past, I have worked as a solution architect focusing on cloud native and mobile solutions, data center migration to the cloud, portfolio modernization, and application re-platforming.

I have a very strong academic background holding graduate degrees in economics, business, electrical engineering, computer science, and industrial engineering.

Experience

Apsy Inc.
Chief Executive Officer
2021 - Present (1 year)

PennyMac Loan Services, LLC
Senior Vice President Of Engineering
2021 - May 2022 (1 year)
Los Angeles Metropolitan Area

Builder.ai
2 years

Senior Director, Advance Systems
2019 - 2021 (2 years)

Los Angeles, California, United States

Architecting Complex Software Generation Platform:
As the chief architect, designed our key platform from the ground up which uses state-of-the-art techniques including deep learning, advanced compilers, and platform agnostic tools to auto generate software apps.

Building the Product & Engineering Team:
I established the product and engineering teams and grew it to 20 members located in the US, UK, and India.

Establishing Performance Evaluation Metrics:
I set the overall objectives and metrics used to evaluate the performance of the employees within the engineering department. This includes defining career development plans for each employee.

Establishing Software Development Practices and Standards:
I have defined the overall structure of our DevOps (AWS & GitLab) and the standard around quality of software like code coverage, CI/CD, and software development processes which is based on Agile.

Head of Product & Engineering
2019 - 2020 (1 year)
Los Angeles, California

Neudesic
Director, Digital Platform
2017 - 2019 (2 years)
Orange County, California Area

I Lead the digital platform service line at Neudesic. In this role, I recommend, design, and lead the delivery of enterprise projects either on-premises or on-the-cloud (including Azure, AWS, and GCP) to build a secure, resilient, high performing, and cost-optimized digital solution.

Rumi
Cofounder & CTO
2016 - 2017 (1 year)
New York, United States

RUMI is an insurance analytics startup selected by Y-combinator. At Rumi
I set the overall vision and strategy for the technology platforms and led the products and services development.

Avanade
Group Manager
2013 - 2016 (3 years)

As the group manager I build specific and measurable technical and “C” level relationships in existing and potential Avanade customers. I position customer business and IT challenges into technical solutions.

PIMCO
Senior Developer / Consultant
2009 - 2011 (2 years)

Comarco Wireless Technologies
Software Engineer
2005 - 2007 (2 years)

University Of Southern California
Research Assistant
2003 - 2005 (2 years)

Education

University of Southern California
Doctor of Philosophy - PhD, Computer Science · (2020 - 2022)

Suffolk University
Doctor of Philosophy (PhD), Economics · (2012 - 2017)

University of Southern California
Master of Business Administration - MBA, Business Administration and Management, General · (2008 - 2012)

University of Southern California
MS, Computer Science · (2003 - 2005)

University of Southern California
MS, Electrical Engineering · (2001 - 2003)